SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

HealthWarehouse.com, Inc.

________________________________________________________________

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

________________________________________________________________

(Title of Class of Securities)

42227G202

________________________________________________________________

(CUSIP Number)

Lalit Dhadphale

President and Chief Executive Officer

HealthWarehouse.com, Inc.

7107 Industrial Road

Florence, Kentucky 41042

Tel.: (513) 618-0911

________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Lalit Dhadphale

(2)	Check the Appropriate Box if a Member of a Group
(a)_________________ b) __________x___

(3)	SEC Use Only____________________________________________________________________________

(4)	Source of Funds PF______________________________________________________________________

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____________________

(6)	Citizenship or Place of Organization United States_____________________________________________

Number of	(7)	Sole Voting Power	*3,663,986
Shares Bene-
Ficially	(8)	Shared Voting Power	_________
Owned by Each
Reporting	(9)	Sole Dispositive Power	*3,663,986
Person With
	(10)	Shared Dispositive Power	_________

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
*3,663,986

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ______________________________

(13)	Percent of Class Represented by Amount in Row (11) **13.6________________________________________

(14)	Type of Reporting Person IN_________________________________________________________________

*	Includes ownership of (i) 3,163,986 outstanding common shares, and (ii) 500,000 common shares underlying vested, exercisable options.

**	Percentage calculated on the basis of 26,529,091 shares of common stock issued and outstanding on December 31, 2013, plus 500,000 common shares underlying vested, exercisable options.

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Item 5.	Interest in Securities of the Issuer.

This constitutes Amendment No. 7 (“Amendment No. 7”) to the statement on Schedule 13D filed on behalf of Lalit Dhadphale (the “Reporting Person”), dated and filed May 21, 2009 (the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 7 is being filed to report that since the filing of the Statement, certain material changes in the facts set forth in the Statement have occurred. Unless specifically amended or modified hereby, the disclosures set forth in the Statement, as previously amended, shall remain unchanged.

I.	Lalit Dhadphale

(a)	Aggregate Number: 3,663,986; Percentage: 13.6%.

(b)	The Reporting Person has sole voting and dispositive power over the shares held by him.

(c)	On December 31, 2013, the Reporting Person made gift transfers of a total of 582,638 shares of the Company’s Common Stock to five individuals.

(d)	Not Applicable.

(e)	Not Applicable.

[Signature page follows]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 2, 2014	/s/ Lalit Dhadphale
Lalit Dhadphale

Signature Page to Schedule 13D/A Amendment No. 7